UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 2025

Commission File Number: 001-42205

Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Resignation and Appointment of Directors and Officers

On October 15, 2025, Ms. Amy Hsiao Ming Fong, the president and interim chief financial officer of Helport AI Limited (the “Company”), and a member of the board of directors of the Company (the “Board”), resigned from her positions as president, interim chief financial officer, and director, effective October 15, 2025. Ms. Fong’s resignation was due to certain urgent family matters requiring her immediate and sustained attention and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Additionally, to ensure a smooth transition, on October 15, 2025, Ms. Fong was appointed as a senior advisor to the Company, effective immediately, to continue overseeing the projects she has led.

To fill the vacancy created by the resignation of Ms. Fong, on October 19, 2025, the Nomination Committee of the Board recommended, and the Board appointed, Ms. Di Shen, the secretary of the Company, to serve as the interim chief financial officer and a director of the Company, effective October 19, 2025.

Ms. Di Shen has experience in accounting. She has been the secretary of the Company since July 2023. From June 2020 to June 2023, Ms. Shen served as a senior product director at Beijing Sincere Digits Co., Ltd. She obtained a master’s degree in accountancy from George Washington University in 2012, and a bachelor’s degree in economics from Xiamen University in 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Helport AI Limited

By:	/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer

Date: October 23, 2025

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